Via Facsimile and U.S. Mail
Mail Stop 4720

November 18, 2009

Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: **American International Group, Inc.**
        Form 8-K filed October 23, 2009
        File No. 1-8787

Dear Mr. Benmosche:

We have reviewed your response dated November 9, 2009 to our comment letter dated October 29, 2009 and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please respond to the following comment within 10 business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

1. We note your response to our prior comment 1. Please acknowledge that once a final determination is made you will file a Form 8-K to describe any material amendments to the current compensation arrangements. While we are not looking for the full Item 402 disclosure, we believe that if the changes described in the initial Determination Memorandum were to become final, such changes would constitute a material amendment to the current compensation arrangements.

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You may contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Kathleen E. Shannon
        Senior Vice President, Secretary & Deputy General Counsel